Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 8, 2024

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust III (the “Registrant” or “Trust”) (File Nos. 033-79858 and 811-08544) on behalf of the Manteio Managed Futures Strategy Fund and Manteio Multialternative Strategy Fund

Dear Ms. McManus:

This letter summarizes the comments provided to me by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on October 3, 2024, regarding Post-Effective Amendment No. 121 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on August 19, 2024, relating to the Manteio Managed Futures Strategy Fund and Manteio Multialternative Strategy Fund, each a newly created series of the Registrant (each, a “Fund” and collectively, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please provide a representation confirming that shares of the Funds will not be sold on the Registration Statement until after the reorganization is consummated.

Response: The Registrant represents that shares of the Funds will not be sold on the Registration Statement until after the reorganization is consummated.

PROSPECTUS

Summary Section – Manteio Managed Futures Strategy Fund

2.	The investment objective for the Manteio Managed Futures Strategy Fund’s investment objective states that the Fund, “…seeks to achieve investment results that correspond generally to the risk and return patterns of managed futures funds.” Please state the investment objective of the Fund in more plain English in accordance with Form N-1A.

Response: The investment objective for the Manteio Managed Futures Strategy Fund has been revised as follows:

The Manteio Managed Futures Strategy Fund (the “Fund”) seeks to achieve positive absolute returns that have low correlation to the returns of broad stock and bond markets ~~achieve investment results that correspond generally to the risk and return patterns of managed futures funds~~.

Fees and Expenses of the Fund – Both Funds

3.	With respect to each of the Manteio Managed Futures Strategy Fund and the Manteio Multialternative Strategy Fund, please confirm in correspondence that the wholly owned Subsidiary’s management fee (including any performance fee), if any, will be included in the management fee line item.

Response: The Registrant confirms that the Subsidiary of each Fund will not be charged a management fee or performance fee.

4.	For each Fund, in the footnote to the fees and expenses table that discusses the operating expense limitation agreement, please disclose the expected date of termination of that agreement.

Response: The Registrant has revised the relevant disclosure in the footnote to the fees and expenses table for each Fund as follows:

This agreement is in effect for a period of two years from the date of the Reorganization (i.e., through November 22, 2026), and it may be terminated before that date only by the Trust’s Board of Trustees.

Principal Investment Strategies – Both Funds

5.	Please disclose that the principal investment strategies and principal risk disclosures reflect aggregate operations of the Fund and the Subsidiary.

Response: The Registrant has added disclosure to each Fund’s principal investment strategies as follows:

When used in this Prospectus, the term “Fund” includes the Subsidiary and the term “invest” includes investments the Fund makes directly and through the Subsidiary.

Principal Investment Strategies – Manteio Managed Futures Strategy Fund

6.	The principal investment strategies for the Fund state that, “[t]he Fund may also obtain exposure to other strategies commonly used by managed futures funds.” Please elaborate on what you mean by the other strategies commonly used by managed futures funds.

Response: The Registrant has revised the disclosure as follows:

The Fund seeks diverse exposure to significant price trends, both up and down, across asset classes, geographies and time horizons. ~~It aims to capture the aggregate risk-return characteristics of the managed futures industry without the cost and complexity of a multi-manager approach.~~ The Fund may take long and/or short positions in asset classes, and the Fund’s advisor dynamically adjusts its exposure to individual asset classes based on a trend-following approach. ~~The Fund may also obtain exposure to other strategies commonly used by managed futures funds.~~ As a component of its overall investment process, the Fund’s advisor may utilize certain quantitative models and methodologies to guide its investment approach or security selection although the use of such models and methodologies may vary based on market factors and economic trends as determined by the advisor.

Principal Investment Strategies – Manteio Multialternative Strategy Fund

7.	Please disclose the maximum potential loss from writing uncovered calls.

Response: The Registrant has added the following disclosure:

The Fund may sell call options pursuant to which the purchaser pays the Fund a premium in exchange for the right to purchase the security underlying the option at a specified price (the “strike price”) within a specified time period or at a specified future date. The call options the Fund sells may either be covered (i.e., where the Fund holds the underlying security) or uncovered (i.e., where the Fund does not hold the underlying security). The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the strike price of the option, and thus the seller’s potential for loss is unlimited.

8.	In the principal investment strategies, please explain what is meant by “directional and/or relative value strategies.” In addition, please explain and provide further details regarding the quantitative models and methodologies used by the Advisor and how their applications vary based on market environments and economic trends.

Response: The Registrant has revised the first, second and third paragraphs under “Principal Investment Strategies” as follows:

The Fund seeks to achieve ~~pursues~~ its investment objective by utilizing a macro-aware investment process to allocate capital across a range of investment strategies. The Fund may invest in a broad range of instruments, including equities, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), other mutual funds, exchange-traded funds (“ETFs”), warrants, bonds (both investment grade and below investment grade (commonly referred to as “high yield securities” or “junk bonds”)), currencies, commodities, futures, exchange-traded and over-the-counter put and call options (both covered and uncovered) and total return and excess return swaps. The Fund may invest in such instruments directly or, in the case of commodities and certain commodity-linked instruments, indirectly, by investing in its wholly-owned Subsidiary organized under the laws of the Cayman Islands (as described below) which invests in such commodities and commodity-linked instruments. The Fund also may invest in cash and cash equivalents. As a result of the Fund’s use of derivatives, the Fund may hold significant amounts of high-quality, short-term securities, including U.S. Treasuries, shares of money market funds and repurchase agreements. The Fund may also invest in high-yield securities to earn income, as well as to achieve its investment objective. The Fund may invest in bonds of any maturity and duration. The Fund may invest globally (including in emerging markets) and there are no geographic limits on the Fund’s holdings.

The Fund’s advisor primarily, but not exclusively, allocates the Fund’s assets to directional positions (i.e., positions that depend upon an up or down price movement in an instrument or market for success) and/or relative value positions ~~strategies~~ (i.e., positions that depend on price relationships between various instruments or markets and seek to profit from pricing inefficiencies) through ~~that take~~ long and/or short exposures ~~positions~~ in instruments across all major asset classes. The instruments in which the Fund may invest may be U.S. dollar or non-U.S. dollar denominated. The Fund may have exposure to issuers of any size and credit quality. The percentage of the Fund’s portfolio exposed to an asset class and geographic region will vary from time to time. The Fund intends to engage in active and frequent trading.

The ~~As a component of its overall investment process, the~~ Fund’s advisor ~~may~~ utilizes a process-driven approach that blends its proprietary quantitative techniques with disciplined oversight in an effort to deliver positive absolute returns. The advisor’s investment process begins with statistical research and fundamental analysis of various investment strategies spanning all major public markets. The advisor applies its proprietary quantitative models to arrive at a subset of liquid investment strategies that the advisor believes are suitable for the Fund. These investment strategies include, among others, those that are Fundamental, which focus on price and relative price determinants such as measures of carry (i.e., the yield differences between one instrument and another) and appraisal of fair value, and Tactical, which focus on market structure and the behavior of market agents including lead-lag effects (i.e., time dependent correlation relationships), liquidity provisioning and buffering, and positioning dynamics (i.e., exposure patterns or sensitivities). The advisor also employs macroeconomic and probabilistic modeling to guide its allocation decisions and select investments that the advisor believes will promote the maintenance of a balanced and efficient Fund risk profile by explicitly considering how the evolution of markets and the behavior of market participants impact the performance and interaction of strategies. ~~certain quantitative models and methodologies to guide its investment approach or security selection although the use of such models and methodologies may vary based on market environments and economic trends as determined by the advisor.~~

~~The Fund may invest globally (including in emerging markets) and there are no geographic limits on the Fund’s holdings. The instruments in which the Fund may invest may be U.S. dollar or non-U.S. dollar denominated. The Fund may have exposure to issuers of any size and credit quality. The Fund intends to engage in active and frequent trading.~~

~~The percentage of the Fund’s portfolio exposed to an asset class and geographic region will vary from time to time. The Fund may invest in a broad range of instruments, including equities, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), other mutual funds, exchange-traded funds (“ETFs”), warrants, bonds (both investment grade and below investment grade (commonly referred to as “high yield securities” or “junk bonds”)), currencies, commodities, futures, exchange-traded and over-the-counter put and call options (both covered and uncovered) and total return and excess return swaps. The Fund may invest in such instruments directly or, in the case of commodities and certain commodity-linked instruments, indirectly, by investing in its wholly-owned Subsidiary organized under the laws of the Cayman Islands (as described below) which invests in such commodities and commodity-linked instruments. The Fund also may invest in cash and cash equivalents. As a result of the Fund’s use of derivatives, the Fund may hold significant amounts of high-quality, short-term securities, including U.S. Treasuries, shares of money market funds and repurchase agreements. The Fund may also invest in high-yield securities to earn income, as well as to achieve its investment objective The Fund may invest in bonds of any maturity and duration.~~

Principal Risks of Investing – Manteio Multialternative Strategy Fund

9.	In the “Emerging Markets Risk” disclosure, please provide the Fund’s definition of emerging market countries.

Response: The Registrant has added the following sentence to the Emerging Markets Risk disclosure:

The Fund may invest in companies organized or doing substantial business in emerging market or developing countries, as defined by the World Bank, International Finance Corporation, or included in any of the Morgan Stanley Capital International (MSCI) emerging market or other comparable indices.

Performance – Both Funds

10.	Please inform the Staff what broad-based securities market index you plan to use for each Fund.

Response: The Manteio Managed Futures Strategy Fund will compare its performance to the Bloomberg Global Aggregate Bond Index and the Manteio Multialternative Strategy Fund will compare its performance to the Bloomberg US Aggregate Bond Index.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks – Both Funds

11.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section for each Fund have been made to the Item 9 disclosure.

12.	The Staff notes that the Item 9 principal investment strategies disclosure for each Fund is nearly identical to that contained in the Fund’s Item 4 principal investment strategies disclosure. Item 4 is intended to be a summary; please revise as appropriate.

Response: The Registrant has revised the summary sections as requested. The revised Item 4 principal investment strategies disclosure for each Fund is contained in Appendix A attached hereto.

STATEMENT OF ADDITIONAL INFORMATION

13.	Under “Investments in the Subsidiary” please disclose that the investment advisor to the Subsidiary complies with the provisions of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), relating to investment advisory contracts (Section 15) as if it were an investment advisor to a fund under Section 2(a)(20) of the 1940 Act.

Response: The Registrant has added the following disclosure:

With respect to its contract with each Subsidiary, Manteio complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15).

14.	Please confirm in the correspondence that (a) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (b) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that the Subsidiary and its board of directors (a) will designate an agent for service of process in the United States; and (b) agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

PART C

15.	It is the Staff’s position that advisory agreements on behalf of subsidiaries qualify as material contracts that should be included as exhibits to a registration statement. Please file each Subsidiary’s investment advisory agreement as a material contract.

Response: The Registrant confirms that it will file each Subsidiary’s investment advisory agreement as an exhibit to the Amendment.

16.	Please file an updated Power of Attorney for the Registrant.

Response: The Registrant confirms that it will file an updated Power of Attorney as an exhibit to the Amendment.

17.	Please include a signature designation for J. Richard Atwood on the signature page to the Registration Statement.

Response: Since Mr. Atwood did not vote on the creation of these new series his signature is not included in the signature page to the Registration Statement.

*   *   *   *   *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Summary Section - Principal Investment Strategies for the Manteio Managed Futures Strategy Fund

The Fund seeks diverse exposure to significant price trends, both up and down, across asset classes, geographies and time horizons. ~~It aims to capture the aggregate risk-return characteristics of the managed futures industry without the cost and complexity of a multi-manager approach.~~ The Fund may take long and/or short positions in asset classes, and the Fund’s advisor dynamically adjusts its exposure to individual asset classes based on a trend-following approach. ~~The Fund may also obtain exposure to other strategies commonly used by managed futures funds.~~ As a component of its overall investment process, the Fund’s advisor may utilize certain quantitative models and methodologies to guide its investment approach or security selection although the use of such models and methodologies may vary based on market factors and economic trends as determined by the advisor.

The Fund seeks to achieve its investment objective by investing directly and/or indirectly through its wholly-owned ~~S~~subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”~~as described below~~) in securities and derivative instruments including, but not limited to, equity index futures and options, swaps on equity index futures, equity swaps, interest rate futures and options, fixed income futures and options, swaps on fixed income futures, commodity and commodity index-linked futures and options, swaps on commodity and commodity index-linked futures, currency futures and options, swaps on currency futures, currency forwards and equity-, fixed income-, and commodity-notes. When used in this Prospectus, the term “Fund” includes the Subsidiary and the term “invest” includes investments the Fund makes directly and through the Subsidiary. There are no geographic limits on the Fund’s holdings and the Fund will have exposure to U.S. and non-U.S. securities and currencies.

In addition, the Fund may have exposure to issuers of any size and credit quality. The Fund also invests a significant portion of its assets in investment grade money market instruments, which may include, but are not limited to, U.S. government securities, U.S. government agency securities, short-term fixed income securities, repurchase agreements, money market mutual fund shares, and cash and cash equivalents. The Fund’s money market instrument holdings may serve as collateral for the Fund’s derivative positions and may also earn income for the fund. The Fund’s return is expected to be derived principally from changes in the value of securities and its portfolio is expected to consist principally of securities.

The Fund’s use of futures, forwards, swaps and certain other financial instruments will have the economic effect of financial leverage. Financial leverage magnifies the exposure to the swings in prices of an asset class underlying a financial instrument and results in increased volatility, which means that the Fund has the potential for greater gains and losses, than if the Fund did not use financial instruments with leverage. A decline in the Fund’s assets due to losses magnified by the financial instruments providing leveraged exposure may require the Fund to liquidate portfolio positions when it may not be advantageous to do so in order to satisfy its obligations, to meet redemption requests or to meet the applicable requirements of the 1940 Act, and the rules thereunder.

The Fund will enter into short positions, and it may use futures and swaps or sell a security short to do so. For example, the Fund may enter into a futures contract pursuant to which it agrees to sell an asset (that it does not currently own) at a specified price at a specified point in the future. This gives the Fund a short position with respect to the asset. At times, the Fund may have significant short positions.

The Fund intends to make investments through the Subsidiary and may invest up to 25% of its total assets in the Subsidiary. The Fund will invest in the Subsidiary primarily to gain exposure to the commodities markets within the limitations of the U.S. federal tax laws, rules and regulations that apply to regulated investment companies. Generally, the Subsidiary will invest in long and short commodity-linked futures and swaps, but it may also invest in other types of futures, swaps and options, as well as certain money market instruments, including U.S. government securities, money market fund shares, repurchase agreements and other high-quality, short-term fixed income instruments. The primary purpose of the money market instruments held by the Subsidiary will be to serve as collateral for the Subsidiary’s derivative positions; however, these instruments may also earn income for the Subsidiary. The Subsidiary is managed by the advisor and has the same objective as the Fund.

~~The Fund is actively managed by the advisor based on the advisor’s view of the prevailing trends in the market. The percentage of the Fund’s portfolio exposed to an asset class and to a particular strategy will vary from time to time.~~

The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.

Summary Section - Principal Investment Strategies for the Manteio Multialternative Strategy Fund

The Fund seeks to achieve ~~pursues~~ its investment objective by utilizing a macro-aware investment process to allocate capital across a range of investment strategies. The Fund may invest in a broad range of instruments, including equities, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), other mutual funds, exchange-traded funds (“ETFs”), warrants, bonds (both investment grade and below investment grade (commonly referred to as “high yield securities” or “junk bonds”)), currencies, commodities, futures, exchange-traded and over-the-counter put and call options (both covered and uncovered) and total return and excess return swaps. The Fund may invest in such instruments directly or, in the case of commodities and certain commodity-linked instruments, indirectly, by investing in its wholly-owned Subsidiary organized under the laws of the Cayman Islands (as described below) which invests in such commodities and commodity-linked instruments. The Fund also may invest in cash and cash equivalents. As a result of the Fund’s use of derivatives, the Fund may hold significant amounts of high-quality, short-term securities, including U.S. Treasuries, shares of money market funds and repurchase agreements. The Fund may also invest in high-yield securities to earn income, as well as to achieve its investment objective. The Fund may invest in bonds of any maturity and duration. The Fund may invest globally (including in emerging markets) and there are no geographic limits on the Fund’s holdings.

The Fund’s advisor primarily, but not exclusively, allocates the Fund’s assets to directional positions (i.e., positions that depend upon an up or down price movement in an instrument or market for success) and/or relative value positions ~~strategies~~ (i.e., positions that depend on price relationships between various instruments or markets and seek to profit from pricing inefficiencies) through ~~that take~~ long and/or short exposures ~~positions~~ in instruments across all major asset classes. The instruments in which the Fund may invest may be U.S. dollar or non-U.S. dollar denominated. The Fund may have exposure to issuers of any size and credit quality. The percentage of the Fund’s portfolio exposed to an asset class and geographic region will vary from time to time. The Fund intends to engage in active and frequent trading.

The ~~As a component of its overall investment process, the~~ Fund’s advisor ~~may~~ utilizes a process-driven approach that blends its proprietary quantitative techniques with disciplined oversight in an effort to deliver positive absolute returns. The advisor’s investment process begins with statistical research and fundamental analysis of various investment strategies spanning all major public markets. The advisor applies its proprietary quantitative models to arrive at a subset of liquid investment strategies that the advisor believes are suitable for the Fund. These investment strategies include, among others, those that are Fundamental, which focus on price and relative price determinants such as measures of carry (i.e., the yield differences between one instrument and another) and appraisal of fair value, and Tactical, which focus on market structure and the behavior of market agents including lead-lag effects (i.e., time dependent correlation relationships), liquidity provisioning and buffering, and positioning dynamics (i.e., exposure patterns or sensitivities). The advisor also employs macroeconomic and probabilistic modeling to guide its allocation decisions and select investments that the advisor believes will promote the maintenance of a balanced and efficient Fund risk profile by explicitly considering how the evolution of markets and the behavior of market participants impact the performance and interaction of strategies. ~~certain quantitative models and methodologies to guide its investment approach or security selection although the use of such models and methodologies may vary based on market environments and economic trends as determined by the advisor.~~

~~The Fund may invest globally (including in emerging markets) and there are no geographic limits on the Fund’s holdings. The instruments in which the Fund may invest may be U.S. dollar or non-U.S. dollar denominated. The Fund may have exposure to issuers of any size and credit quality. The Fund intends to engage in active and frequent trading.~~

~~The percentage of the Fund’s portfolio exposed to an asset class and geographic region will vary from time to time. The Fund may invest in a broad range of instruments, including equities, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), other mutual funds, exchange-traded funds (“ETFs”), warrants, bonds (both investment grade and below investment grade (commonly referred to as “high yield securities” or “junk bonds”)), currencies, commodities, futures, exchange-traded and over-the-counter put and call options (both covered and uncovered) and total return and excess return swaps. The Fund may invest in such instruments directly or, in the case of commodities and certain commodity-linked instruments, indirectly, by investing in its wholly-owned Subsidiary organized under the laws of the Cayman Islands (as described below) which invests in such commodities and commodity-linked instruments. The Fund also may invest in cash and cash equivalents. As a result of the Fund’s use of derivatives, the Fund may hold significant amounts of high-quality, short-term securities, including U.S. Treasuries, shares of money market funds and repurchase agreements. The Fund may also invest in high-yield securities to earn income, as well as to achieve its investment objective The Fund may invest in bonds of any maturity and duration.~~

The Fund may sell call options pursuant to which the purchaser pays the Fund a premium in exchange for the right to purchase the security underlying the option at a specified price (the “strike price”) within a specified time period or at a specified future date. The call options the Fund sells may either be covered (i.e., where the Fund holds the underlying security) or uncovered (i.e., where the Fund does not hold the underlying security). The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the strike price of the option, and thus the seller’s potential for loss is unlimited.

The Fund will primarily gain exposure to commodities and commodity-linked instruments through investments in the Subsidiary. The Subsidiary will invest in (long and short) commodity-linked futures and swaps, as well as certain money market instruments, including U.S. government securities, money market fund shares, repurchase agreements and other high-quality, short-term fixed income instruments. The primary purpose of the money market instruments held by the Subsidiary will be to serve as collateral for the Subsidiary’s derivative positions; however, these instruments may also earn income for the Subsidiary. The Subsidiary is managed by the advisor and has the same investment objective as the Fund. The Fund may invest up to 25% of its total assets in the Subsidiary. Investment in the Subsidiary is expected to provide the Fund with commodity exposure within the limitations of the U.S. federal tax requirements that apply to regulated investment companies. Investments in other funds managed by the Fund’s advisor may provide the Fund with exposure to other securities and financial instruments in addition to commodities and commodity-linked instruments.

The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.